EXHIBIT 99.18

March 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Gold Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2022 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2022.

I, Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited, hereby consent to the use of my name in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-259275) of the Company (the “Registration Statement”), in connection with reference to my involvement in the preparation of the following technical report:

“Technical Report on the Cameron Gold Deposit, Ontario, Canada”, dated January 17, 2017 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

/s/ Mark Drabble
Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM
Principal Consultant
Optiro Pty Limited